POLYPORE INTERNATIONAL, INC.
11430 North Community House Road, Suite 350

Charlotte, NC 28277

May 13, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long, Assistant Director

Chambre Malone, Staff Attorney

Re:          Polypore International, Inc.
                Registration Statement on Form S-4 (Registration No. 333-173313)

Dear Ms. Long:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request on behalf of our client, Polypore International, Inc. (the “Company”), that the effectiveness of the above-captioned Registration Statement on Form S-4 (as amended to date, the “Registration Statement”) be accelerated to Tuesday, May 17, 2011 at 2:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

The Company has authorized us to include its acknowledgement that:

•      should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•      the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Sincerely,

/s/ Sean Ewen

Sean Ewen

cc:                                 Mr. Robert B. Toth

Mr. Lynn Amos

Cristopher Greer, Esq.